Mail Stop 4561

May 17, 2006

Mr. Morton Reed
President
Litfunding Corp.
3700 Pecos McLeod Drive, Suite 100
Las Vegas, Nevada

      Re: Litfunding Corp.
               Item 4.01 Form 8-K/A
               Filed May 5, 2006
               File No. 000-49679

Dear Mr. Webster:

      We have reviewed your amended Form 8-K filed May 15, 2006 and have the following additional comment.

1. We note you filed a Form 8-K/A on May 15, 2006 that appropriately addressed our comment included in our letter dated May 9, 2006. However, the letter from Epstein, Weber & Conover, PLC filed as exhibit 16 is dated May 4, 2006 and does not consider the changes made in your amended Form 8-K. Please amend your filing to file a letter from Epstein, Weber & Conover, PLC as exhibit 16 that considers the revisions in your Form 8-K/A filed on May 15, 2006.

      Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3781.

Sincerely,

Matthew Komar
Staff Accountant